UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )*

CYALUME TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

232429100
(CUSIP Number)

US VC Partners GP, LLC
US VC Partners Management, LLC
Andrew Intrater

900 Third Avenue, 19th Floor
New York, NY 10022
Telephone: (212) 418-9600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Geoffrey W. Levin, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY  10281
Telephone:  (212) 504-6000
November 19, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the

Page 1 of 14 Pages

liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232429100
1	NAME OF REPORTING PERSON US VC Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,307,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,307,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,307,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

_____________________________

* All percentage calculations set forth herein assume that there are 33,045,960 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

Page 2 of 14 Pages

CUSIP No. 232429100
1	NAME OF REPORTING PERSON US VC Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,307,700
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,307,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,307,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

___________________

* All percentage calculations set forth herein assume that there are 33,045,960 shares of Common Stock outstanding, based on information provided by Intercept Pharmaceuticals, Inc.

Page 3 of 14 Pages

CUSIP No. 232429100
1	NAME OF REPORTING PERSON Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,134,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,134,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,134,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.8%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

________________

* All percentage calculations set forth herein assume that there are 33,045,960 shares of Common Stock outstanding, based on information provided by Cyalume Technologies Holdings, Inc.

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Item 1.	Security and Issuer

This Schedule 13D (the “Statement”) relates to the common stock (the “Common Stock”) of Cyalume Technologies Holdings, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 96 Windsor Street, West Springfield, Massachusetts 01089.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Statement is being filed by US VC Partners Management, LLC (“Management”), a limited liability company organized under the laws of Delaware, US VC Partners GP, LLC (“GP”), a limited liability company organized under the laws of Delaware, and Andrew Intrater (“Intrater”), an individual (collectively, the “Reporting Persons”).

(b) – (c)      GP is the sole general partner of US VC Partners, LP (“LP”), which holds shares of the Issuer’s Series A Preferred Stock (the “Preferred Stock”, warrants to purchase Common Stock (the “Common Stock Warrants”) and warrants to purchase Preferred Stock (the “Preferred Stock Warrants” and, together with the Preferred Stock and the Common Stock Warrants, the “Securities”), as more particularly described in Item 6 below.  Management has the power to make voting and investment decisions for LP.

Intrater, a natural person, has the power to make voting and investment decisions for Management and GP. Additionally, Intrater, is the chief executive officer of Cova Small Cap Holdings, LLC, a Delaware limited liability company (“Cova”), and may be deemed to beneficially own 3,826,721 shares of Common Stock held by Cova.

The directors and executive officers of Management and GP are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)     During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Intrater is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On November 19, 2013, Management, pursuant to an investment management agreement with LP,  caused LP to acquire the Securities pursuant to a Securities Purchase Agreement (the “Securities Purchase

Page 5 of 14 Pages

Agreement”) entered into with the Issuer on November 19, 2013.  The descriptions of the Securities Purchase Agreement contained elsewhere in this Statement are incorporated herein by reference, and are qualified in their entirety by the full text of the Securities Purchase Agreement, which is included as Exhibit 2 to this Statement.  The purchase price of the Securities was funded by a limited partner’s investment in LP.

Item 4.	Purpose of Transaction

This Statement relates to the acquisition of the Securities by the Reporting Persons.  The Securities acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Common Stock or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Securities currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

As described below in Item 6, Intrater is a member of the Issuer’s board of directors (the “Board”) and Intrater and another member of the Issuer’s Board are affiliated with, and designees of, Cova.  As a result of the Reporting Persons’ continuous review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or, through its Board representation, participate in the management of the Issuer.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)        As of the date of this filing, Management, GP and Intrater may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Securities described in Item 3.  Based upon information provided by the Issuer, if

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the Securities currently exercisable or convertible were exercised and converted into shares of Common Stock such shares would constitute approximately 37.2% of the issued and outstanding shares of the Common Stock.  Management, pursuant to its authority to make investment decisions on behalf of GP, the sole general partner of LP, may be deemed to indirectly beneficially own the Securities held by LP.   GP, pursuant to its authority as the general partner of LP, may be deemed to indirectly beneficially own the Securities held by LP.  Intrater pursuant to his authority as the Special Managing Member of GP and Management pursuant to their respective limited liability company agreements, may be deemed to also indirectly beneficially own the Securities attributable to GP and Management.  As a result, Intrater, Management and GP share the power to direct the vote and to direct the disposition of the Securities described in Item 3.

(c)               Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Securities or in the Common Stock during the past sixty (60) days.

(d)               Not applicable.

(e)               Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2, 3 and 5, GP is the sole general partner of LP, pursuant to the terms of the limited partnership agreement of LP. Management holds authority to make investment decisions on behalf of GP, pursuant to the terms of an investment management agreement entered into by Management and GP.  Pursuant to these agreements and relationships, Management and GP have discretionary investment management authority with respect to the assets of LP.  Such authority includes the power of GP to vote and otherwise dispose of securities purchased by LP.  The number of outstanding shares of Common Stock attributable to LP is 12,307,700 shares.  Management may be considered to hold indirectly 12,307,700 shares, and GP may be considered to hold indirectly 12,307,700 shares.

Intrater is a member of the Issuer’s Board.  LP has a number of officers in common with Cova, a significant stockholder of the Issuer.  Intrater and another member of the Issuer’s Board are affiliated with, and designees of, Cova. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Securities Purchase Agreement

Pursuant to the Securities Purchase Agreement, LP agreed to purchase 123,077 units of securities, each security comprising, (i) one  share of Preferred Stock convertible into fifty (50) shares of Common Stock, (ii) one Common Stock Warrant, and (iii) one Preferred Stock Warrant for investment purposes.  The Issuer has agreed to reserve and keep available the number of shares of Common Stock issuable upon conversion of the Preferred Stock and the exercise of the Common Stock Warrants and the Preferred Stock Warrants. Subject to various exceptions, LP has customary preemptive rights in the event the Issuer offers securities to any person, entitling LP to participate in such offering in proportion to the percentage of the Common Stock on an as converted basis held by LP at the time of the offering.

Certificate of Designation

The shares of Preferred Stock have the rights and preferences set forth in the Certificate of Designation which was filed by the Issuer with the Secretary of State of the State of Delaware on November 18, 2013 (the “Certificate of Designation”).  Pursuant to the Certificate of Designation, each share of Preferred Stock ranks senior to the Common Stock with respect to payment of dividends and

Page 7 of 14 Pages

distribution of assets upon liquidation, dissolution or winding up of the Issuer.  Upon the Issuer’s liquidation, sale to or merger with another corporation, each share of Preferred Stock would be entitled to a liquidation preference of $32.50 per share, plus any accrued but unpaid dividends, subject to customary adjustments as set forth in the Certificate of Designation (the “Liquidation Value”).  Holders of the Preferred Stock are entitled to cumulative quarterly dividends at a rate of 12% per annum, payable in cash or in kind; provided that to the extent not paid in cash or by issuance of additional shares of Preferred Stock on the last day of each calendar quarter (a “Dividend Payment Date”), all accrued dividends on any outstanding shares of Preferred Stock shall accumulate and compound.  In the event the Issuer has not paid in cash or by the issuance of additional shares of Preferred Stock all accrued dividends on a Dividend Payment Date, at the election of holders of a majority of the outstanding shares of Preferred Stock (which under certain circumstances must include LP) (the “Requisite Holders”), all such dividends accruing on the shares of Preferred Stock will be paid in shares of Preferred Stock.  Holders of the Preferred Stock are entitled to convert at any time all or any portion of the shares of Preferred Stock into a number of shares of Common Stock initially equal to 50 shares of the Common Stock, determined by dividing the Liquidation Value per share of Preferred Stock by the applicable conversion price per share of Preferred Stock.  The initial conversion price per share of Preferred Stock is $0.65, subject to customary adjustments, including for any accrued but unpaid dividends and pursuant to certain anti-dilution provisions.   The Preferred Stock is not subject to mandatory conversion at any time.

From and after the fifth anniversary of the closing of the Securities Purchase Agreement (the “Closing”), the Requisite Holders will have the right to elect to cause the Issuer to redeem, out of funds legally available therefore, all but not less than all of the then outstanding shares of Preferred Stock, for a price per share equal to the Liquidation Value for such shares.  From and after the eighth anniversary of the Closing, the Issuer will have the right to redeem, out of funds legally available therefore, all, but not less than all, of the then outstanding shares of Preferred Stock, for a price per share equal to the Liquidation Value for such shares.

Each share of Preferred Stock will be entitled to a number of votes equal to the number of shares of Common Stock into which such share is convertible and shall be entitled to vote with holders of outstanding shares of Common Stock, voting together as a single class, with respect to any and all matters presented to the stockholders of the Issuer for their action or consideration.  Until LP holds less than 25% of the shares of Preferred Stock purchased by LP pursuant to the Securities Purchase Agreement or 5% of the Common Stock Deemed Outstanding (as defined in the Securities Purchase Agreement), the Requisite Holders are entitled to elect to the Board the greater of (1) one representative or (2) such greater number of representatives as is proportionate to the total number of directors as is the percentage of the number of shares of Common Stock into which the shares of Preferred Stock are convertible relative to the number of shares of Common Stock Deemed Outstanding; provided that the Requisite Holders shall be entitled to elect no more than two representatives to the Board.  From and after the Closing until the later of the date on which (1) LP holds less than a majority of the outstanding shares of Preferred Stock and (2) the outstanding shares of Preferred Stock represent (on an as-if converted basis) less than 5% of the number of shares of Common Stock Deemed Outstanding, the Requisite Holders will have certain special voting rights as set forth in the Certificate of Designation, including, among other things, the right to approve (i) amendments to the Issuer’s certificate of incorporation or by-laws that would adversely affect the rights, preferences or powers of the holders of the Preferred Stock, (ii) any liquidation, recapitalization, reorganization or wind-up of the Issuer, and (iii) an increase or decrease in the size of the Board.

Registration Rights Agreement

In connection with the Reporting Persons’ acquisition of the Securities, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with LP pursuant to which the Issuer granted four long-form registrations and unlimited piggy-back registrations to LP, subject to certain limitations as set forth in the Registration Rights Agreement, to register the resale of (1) the shares of

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Common Stock issuable upon conversion of the Preferred Stock, including upon conversion of any shares of Preferred Stock paid as dividends on the shares of Preferred Stock issued upon closing of the transactions contemplated by the Securities Purchase Agreement and shares of Preferred Stock issuable upon exercise of the Preferred Stock Warrants and (2) the shares of Common Stock issuable upon exercise of the Common Stock Warrants.  The Issuer will provide LP with customary information rights, including providing LP unaudited quarterly financial statements and audited annual financial statements.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1	Joint Filing Agreement among US VC Partners GP, LLC, US VC Partners Management, LLC and Andrew Intrater.
2	Securities Purchase Agreement between the Issuer and LP dated November 19, 2013 (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Form 8-K filed with the SEC on November 22, 2013).
3

Certificate of Designation filed by the Issuer with the Secretary of State of the State of Delaware on November 18, 2013 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on November 22, 2013).

4	Registration Rights Agreement between the Issuer and LP dated November 19, 2013 (incorporated by reference to Exhibit No. 10.2 to the Issuer’s Form 8-K filed with the SEC on November 22, 2013).

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2013

US VC Partners GP, LLC a Delaware Limited Liability Company

By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Special Managing Member

US VC Partners Management, LLC a Delaware Limited Liability Company

By:	/s/ Andrew Intrater
Name: Andrew Intrater
Title: Special Managing Member

Andrew Intrater

By:	/s/ Andrew Intrater
Name: Andrew Intrater

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Schedule I

The name and present principal occupation of each of the executive officers and directors of US VC Partners Management, LLC are set forth below.  Each of these persons are United States citizens and have as their business address 900 Third Avenue, 19th Floor, New York, NY 10022.

The investment activities of US VC Partners Management, LLC are conducted by the below listed individuals who also serve as investment professionals at Renova US Management, LLC, d/b/a Columbus Nova (“Columbus Nova”) and/or Columbus Nova Technology Partners (“CNTP”).  The business address of Columbus Nova and CNTP is 900 Third Avenue, 19th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Andrew Intrater	Special Managing Member	Chief Executive Officer Columbus Nova
Jason Epstein	Managing Member	Senior Managing Partner Columbus Nova
Mohsen Moazami	Managing Member	Managing Director CNTP
Robert Ghoorah	Managing Member	Managing Director CNTP

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Schedule II

The business and operations of US VC Partners, LLC are managed by the executive officers and directors of US VC Partners Management, LLC, set forth on Schedule I attached hereto, pursuant to an agreement between US VC Partners Management, LLC and US VC Partners, LLC.

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EXHIBIT INDEX

Exhibit	Description
1	Joint Filing Agreement among US VC Partners GP, LLC, US VC Partners Management, LLC and Andrew Intrater.
2	Securities Purchase Agreement between the Issuer and LP dated November 19, 2013 (incorporated by reference to Exhibit No. 10.1 to the Issuer’s Form 8-K filed with the SEC on November 22, 2013).
3
Certificate of Designation filed by the Issuer with the Secretary of State of the State of Delaware on November 18, 2013 (incorporated by reference to Exhibit 3.1 to the Issuer’s Form 8-K filed with the SEC on November 22, 2013).

4	Registration Rights Agreement between the Issuer and LP dated November 19, 2013 (incorporated by reference to Exhibit No. 10.2 to the Issuer’s Form 8-K filed with the SEC on November 22, 2013).

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